UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. IC-30339 / January 2, 2012

In the Matter of	:
	:
Genworth Variable Insurance Trust	:
2300 Contra Costa Boulevard, Suite 600	:
Pleasant Hill, CA 94523	:
	:
(811-22205)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Genworth Variable Insurance Trust filed an application on September 25, 2012, and an
amendment on October 23, 2012 requesting an order under section 8(f) of the Act declaring
that it has ceased to be an investment company.

On November 30, 2012, a notice of filing of the application was issued (Investment
Company Act Release No. IC-30287). The notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company.
Accordingly,

IT IS ORDERED, pursuant to section 8(f) of the 1940 Act, that the registration of Genworth Variable Insurance Trust (811-22205) under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary